FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         February, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 15th day of February, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES MOVE TO CNQ
Company to begin trading on Canada’s new stock exchange and to delist from TSX

VANCOUVER, B.C., February 15, 2005 — Further to the Company’s new release of January 17, 2005, Clearly Canadian Beverage Corporation (TSX:CLV; OTCBB:CCBC) announced today approval by the Canadian Trading and Quotation System Inc. (“CNQ”) for listing and trading of its common shares on the CNQ under the symbol “CCBC”. Trading on the CNQ is scheduled to commence on Thursday, February 17, 2005. Concurrently, the Company has voluntarily delisted its shares from the Toronto Stock Exchange (“TSX”). The shares of the Company also trade in the United States on the OTC Bulletin Board.

“The CNQ offers a fully electronic exchange with instant order execution and transparency for investors. Listing on the CNQ provides our shareholders an efficient new marketplace for trading equity securities,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation.

About the CNQ

CNQ commenced operations in July 2003 and became Canada’s newest stock exchange, recognized by the Ontario Securities Commission, in May 2004. It has an innovative market designed to address the needs of emerging companies and their investors by providing a simple and effective trading system. CNQ’s market fosters liquidity through a unique blend of a central auction market and a competitive market making system. There are 40 companies listed and 17 major investment dealers from across Canada, through which all other dealers have access. CNQ has established a Service Directory on www.cnq.ca that provides introductions to key providers of services to brokers, issuers and investors. See www.cnq.ca for more information.

About Clearly Canadian

Based in Vancouver, British Columbia, Clearly Canadian markets premium alternative beverages, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® oxygen-enhanced water beverage and Tre Limone® sparkling lemon drink which are distributed in the United States, Canada and various other countries. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and recent, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities

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and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

      (Signed) “Douglas L. Mason”
Douglas L. Mason, President and C.E.O.

For further information please contact:
Valerie Samson, Manager, Communications
(e-mail: vsamson@clearly.ca)
Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CLEARLY CANADIAN O+2® and TRE LIMONE®.